Filed pursuant to Rule 424(b)(3)
File No. 333-263293

TEUCRIUM WHEAT FUND

Supplement dated April 13, 2022
to
Prospectus dated March 9, 2022 (as supplemented March 23, 2022 and March 29, 2022)

This supplement updates the prospectus of the Teucrium Wheat Fund dated March 9, 2022 (as supplemented March 23, 2022 and March 29, 2022), with the following information. It should be read in its entirety and kept together with your prospectus for future reference.

1.
The disclosure in the sections of the prospectus entitled “Operation of the Fund” under “Prospectus Summary” and “The Offering” is supplemented with the following information:

The investment objective of the Teucrium Wheat Fund (the "Fund") is to have the daily changes in the net asset value of the Fund’s shares reflect the daily changes in the wheat market for future delivery as measured by a "Benchmark." The Benchmark is a weighted average of the closing settlement prices for three specified futures contracts that are traded on the Chicago Board of Trade (the "Benchmark Component Futures Contracts").

The Fund will continue to invest in Benchmark Component Futures Contracts. However, in order to comply with regulatory requirements or in view of conditions in the wheat market (including a potential lack of liquidity in the futures market for the Benchmark Component Futures Contracts), the Fund may invest in wheat futures contracts other than the Benchmark Component Futures Contracts or in swap agreements, forward contracts and options. These investments may impact the Fund's performance and its ability to track the Benchmark.

The Fund's portfolio holdings as of the end of the prior business day are posted each day on the website: www.teucrium.com.

2.
 Clearing Brokers. The litigation disclosure in this section of the prospectus related to the FCM Division of INTL FCStone Financial Inc. is replaced in its entirety with the following:

Litigation disclosure for the FCM Division of INTL FCStone Financial Inc.

Below is a list of material, administrative, civil, enforcement, or criminal complaints or actions filed against StoneX Financial Inc. – FCM (f/k/a INTL FCStone Financial Inc. - FCM Division) that are outstanding, and any enforcement actions or complaints filed against the StoneX Financial Inc. - FCM Division in the past five years which meet the materiality thresholds in CTFC regulations 4.24.(l) and 4.34(k).

●
On November 14, 2017, INTL FCStone Financial Inc., without admission or denial or liability, entered into a settlement with the Commodity Futures Trading Commission (“CFTC”). The CFTC found that INTL FCStone Financial Inc. failed to have adequate compliance controls to identify trades improperly designated as EFRPs. According to the CFTC Order, the firm failed to determine that the EFPs at issue had the necessary corresponding and related cash or OTC derivative position required for EFRPs. The CFTC Order also found that the firm failed to ensure that the EFPs at issue were documented properly. Finally, the firm failed to ensure that its employees involved in the execution, handling, and processing of EFRPs understood the requirements for executing, handing, and processing valid EFRPs. INTL FCStone Financial Inc., and its affiliate FCStone Merchant Services, jointly paid a $280,000 civil monetary penalty to the CFTC.

●
After a historic move in the natural gas market in November of 2018, INTL FCStone Financial Inc. – FCM Division (“IFF”) experienced a number of customer deficits. IFF soon thereafter initiated NFA arbitrations, seeking to collect these debits, and has also been countersued and sued in a number of these arbitrations. These accounts were managed by Optionsellers.com, (“Optionsellers”) who is a Commodity Trading Advisor (“CTA”) authorized by investors to act as attorney-in-fact with exclusive trading authority over these investors’ trading accounts. These accounts cleared through IFF. After this significant and historic natural gas market movement, the accounts declined below required maintenance margin levels. IFF’s role in managing the accounts was limited. As a clearing firm, IFF did not provide any investment advice, trading advice, or recommendations to customers of Optionsellers who chose to clear with IFF. Instead, it simply executed and cleared trades placed by Optionsellers on behalf of Optionsellers’ customers. Optionsellers is a CFTC registered CTA operating under a CFTC Rule 4.7 exemption from registration. Optionsellers engaged in a strategy that primarily involved selling options on futures products. The arbitrations between IFF, Optionsellers, and the Optionsellers customers are currently ongoing.

3.
Contractual Fees and Compensation Arrangements with the Sponsor and Third-Party Service Providers. The disclosure in the table in this section of the prospectus relating to Futures Commission Merchants and Clearing Brokers is replaced in its entirety with the following:

Service Provider	Compensation Paid by the Fund
E D & F Man Capital Markets, Inc., Futures Commission Merchant and Clearing Broker StoneX Financial Inc., Futures Commission Merchant and Clearing Broker
$5.50 per Futures Contract half-turn

$1.25 per Futures Contract half-turn exclusive of pass through fees for the exchange and NFA.  Additionally, if the monthly commissions paid do not equal or exceed 20% return on the StoneX Capital Requirement at 9.6% of Exchange Maintenance Margin, the Fund will pay a true up to meet that return at the end of each month.